JED OIL INC.

NOTICE OF SPECIAL MEETING

TO BE HELD ON WEDNESDAY, SEPTEMBER 28, 2005

NOTICE IS HEREBY GIVEN THAT the special meeting (the “Meeting”) of the holders (the “Shareholders”) of Common Shares (the “Common Shares”) of JED Oil Inc. (the “Corporation”) will be held in the Main Boardroom at Gowling Lafleur Henderson LLP, 1400, 700 – 2nd Street S.W., Calgary, Alberta, T2P 4V5, on Wednesday, September 28, 2005 at 10:00 a.m. (Calgary time), for the following purpose:

1.

To consider, and if thought appropriate, to pass a resolution amending the articles authorizing the split of Common Shares of both the issued and unissued Common Shares on the basis of three (3) new shares for every two (2) shares held prior to such split, provided that any fractional shares resulting from such split shall be rounded to the next highest whole share; and

2.

To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matter proposed to be put before the Meeting are set forth in the Information Circular dated August 24, 2005, which accompanies this Notice.

Shareholders of the Corporation who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and return it in the enclosed envelope.  In order to be valid and acted upon at the Meeting, Instrument of Proxy must be returned to the Corporation c/o Olympia Trust Company, Suite 2300, 125 – 9th Avenue S.E., Calgary, Alberta T2G 0P6 not less than the day prior to the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting.

Shareholders of record at the close of business on August 29, 2005 will be entitled to vote at the Meeting.

DATED August 24, 2005	BY ORDER OF THE BOARD OF DIRECTORS /signed/”Bruce A. Stewart”___________
BRUCE A. STEWART Secretary